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                                                                     Exhibit 5.1

                                               HAMMOND SUDDARDS EDGE



The Directors                                        Our ref      10/npb/ncb
Sopheon plc
Stirling House                                       Your ref
Surrey Research Park
Guildford                                            Date         23 August 2000
Surrey
GU2 5RF


Dear Sirs

We have acted as English counsel to Sopheon plc, a United Kingdom public company limited by shares ("Sopheon"), in connection with the proposed acquisition by Sopheon of Teltech Resource Network Corporation, a Minnesota corporation ("Teltech"), pursuant to an Agreement and Plan of Merger dated as of January 21, 2000 (the "Merger Agreement") by and among Sopheon, Teltech and Sopheon Corporation, a wholly owned subsidiary of Sopheon.

We are of the opinion that if the Sopheon ordinary shares to be issued to the shareholders of Teltech pursuant to the Merger Agreement (the "Shares") were issued at the date hereof in accordance with the Merger Agreement the Shares would be duly authorised, validly issued, fully paid and non-assessable. This opinion is subject to the assumption that not more than 5 million Shares are issued.

We are qualified to practice law only in England and are not admitted to practice in any other jurisdiction, nor are we or do we purport to be experts on the laws of any other jurisdiction. The opinion expressed herein is rendered solely with respect to the laws of England.

This opinion is expressed at today's date and we assume no obligation to advise of any changes in law or fact that may subsequently come to our attention or of their effect on our opinion.

This opinion is limited to the matters stated in this letter and no opinion may be implied or inferred beyond the matters expressly stated.

This opinion is rendered only to you and is solely for your benefit in connection with the Merger Agreement. It may not be relied upon by anyone else for any other purpose nor may it be quoted from or referred to, or copies of this opinion delivered to, any other person, firm or corporation for any purpose without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form F-4 filed by Sopheon with respect to the Shares, and to the reference to our firm appearing in the Registration Statement under the caption "Validity of Securities."

Yours faithfully,

/s/ Hammond Suddards Edge

HAMMOND SUDDARDS EDGE
18 Southampton Place  London  WC1A 2AJ  DX  37984 LONDON/KINGSWAY
TELEPHONE 020 7404 4701  FAX 020 7831 9152
E-MAIL  nick.butcher@hammondsuddardsedge.com
DIRECT LINE 020 7400 7942  DIRECT FAX 020 7400 7905

OFFICES Birmingham Bradford Brussels Leeds Lloyd's London Manchester www.hammondsuddardsedge.com

A list of the names of the partners and their professional qualifications is open to inspection at our offices. The partners are either solicitors or registered foreign lawyers. This firm is regulated by the Law Society in the conduct of investment business.